Hentze Farm Hospitality CO.

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	4,189.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$4,189.66**
FINANCING ACTIVITIES	
Opening Balance Equity	12,636.99
Owner's Pay & Personal Expenses	-524.98
Net cash provided by financing activities	**$12,112.01**
NET CASH INCREASE FOR PERIOD	$16,301.67
CASH AT END OF PERIOD	$16,301.67